UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 11, 2020

(Date of Report (Date of earliest event reported))

SCOPUS BIOPHARMA INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-1248020

(I.R.S. Employer Identification Number)

420 Lexington Avenue, Suite 300

New York, New York 10170

(Full mailing address of principal executive offices)

(212) 479-2513

(Registrant’s telephone number, including area code)

None

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Item 8. Certain Unregistered Sales of Equity Securities

Item 9. Other Events

On June 10, 2020, Scopus BioPharma Inc. (the “Company”) entered into a license agreement (“License Agreement”) with City of Hope, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases near Los Angeles, California, for an exclusive worldwide license covering a novel, immuno-oncology gene therapy (“Gene Therapy”).

It is currently anticipated that a Phase I clinical trial will commence in 2020 for B-cell lymphoma. An investigational new drug application for such indication is currently expected to be filed with the United States Food and Drug Administration in H2 2020.

The Gene Therapy has dual mechanisms of action: inhibition of STAT3, an aberrant gene, by way of RNA interference, and activation of TLR9 receptors to stimulate the immune system to kill only cancer cells. Additional cancer indications are contemplated in combination with CAR-T and immune checkpoint inhibitors.

The Gene Therapy is covered by a broad patent portfolio. In addition to the License Agreement, the Company has also entered into a Sponsored Research Agreement relating to on-going research and development activities in collaboration with City of Hope for further development of additional intellectual property.

The Company obtained the right to negotiate the License Agreement from Bioscience Oncology Pty., Ltd. (“Bioscience Oncology”), which held an exclusive underlying right to negotiate the license. Simultaneously with the execution of the License Agreement, the Company closed on related transactions with Bioscience Oncology and certain related parties (together, with the License Agreement, the “Transactions”). In connection with the Transactions, the Company is obligated to pay to City of Hope and Bioscience Oncology aggregate consideration and other payments (including, among other things, an initial license fee and certain expense reimbursements, including patent costs) of approximately $455,000 in cash and the issuance of 1,466,667 shares of the Company’s common stock and 959,308 of warrants to purchase certain of the Company’s securities pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We issued shares of our common stock and warrants under Section 4(a)(2) of the Securities Act. The Company is also obligated to pay additional consideration in the future, including cash payments under the License Agreement and the Sponsored Research Agreement and additional cash payments and share issuances to the Bioscience Oncology shareholders, in some cases upon satisfaction of certain milestones.

In connection with and as contemplated by the Transactions, certain new management appointments have been made and certain changes and adjustments in management roles and functions are being implemented across the Company, including at Scopus BioPharma Israel Ltd. (“Scopus Israel”), its wholly-owned Israel-based subsidiary. Simultaneously with the closing, Paul Hopper, the Executive Chairman of Bioscience Oncology, was appointed Co-Chairman of the Company and a director. As contemplated in connection with the Transactions, the Company is replacing its pre-existing direct management services agreement (“Pre-existing MSA”) with Clil Medical Ltd. (“Clil”) with a new management services agreement between Clil and Scopus Israel (the “New MSA”). Dr. Morris C. Laster will provide executive and management services previously provided directly to the Company under the Pre-existing MSA through Scopus Israel under the New MSA. These services include, without limitation, identification, evaluation and development of existing and prospective drug candidates. The New MSA does not provide for Dr. Laster to serve as an officer or director of the Company, including serving as a chief executive officer or chairman. Dr. Laster continues to serve as an officer and director of another subsidiary of the Company. Dr. Laster is also joining the Company’s Scientific Advisory Board. Dr. Aharon Schwartz, the Chairman of the Company’s Scientific Advisory Board, will also assume the position of Executive Chairman of Scopus Israel. Ashish P. Sanghrajka, President and Chief Financial Officer of the Company, is being appointed as a director of the Company, in connection with which he is relinquishing his financial officer position. In addition, Joshua R. Lamstein, Co-Chairman of the Company, and Robert J. Gibson, Vice Chairman of the Company, have assumed the positions of principal executive officer and principal financial officer, respectively.

Mr. Hopper is a highly accomplished biotechnology entrepreneur, executive and investor. Among other positions, Mr. Hopper currently also serves as Executive Chairman of Imugene Ltd (ASX:IMU) and is Chairman of the Life Science Portfolio Managers Trust. Mr. Hopper previously served as Chairman of Viralytics Ltd., which was sold in 2018 to Merck & Co. He also founded and served as Chief Executive Officer of Polynoma LLC, in which a controlling stake was sold to CK Life Sciences International (Holdings) Inc. (HK: 0775), a subsidiary of Cheung Kong Holdings whose Chairman is Li Ka-Shing.

On June 9, 2020, as part of the Company’s capital requirements relating to the Transactions and to provide the Company with additional liquidity and capital resources, including for working capital and general corporate purposes, the Company sold approximately $1 million principal amount of convertible notes and warrants (collectively, the “Note Securities”), as part of an up to $2 million private placement under Section 4(a)(2) of the Securities Act. To further enhance the Company’s liquidity, the Company has issued Note Securities to various parties, including related parties, to satisfy certain fees and other payables. The Company may also seek to satisfy other payables through the issuance of additional Note Securities. The Company has also negotiated, including with related parties, to issue additional securities in exchange for consideration which may include one or more notes payable to the Company. Such foregoing issuances are not included in the $2 million maximum amount of the private placement, which may be increased by the Company in its sole discretion.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements involve a number of risks, including, but not limited to, the risks referenced in our offering circular dated February 4, 2020, as the same may be amended or supplemented from time to time, with respect to Series A Units, a copy of which may be accessed here, uncertainties (some of which are beyond our control), including, but not limited to, the duration and spread of the COVID-19 pandemic, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS BIOPHARMA INC.

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein
Co-Chairman

Date: June 11, 2020